Via Facsimile and U.S. Mail
Mail Stop 6010

May 19, 2006

Mr. Kriss Cloninger III
President, Chief Financial Officer and Treasurer
Aflac Incorporated
1932 Wynnton Road
Columbus, Georgia 31999

Re: Aflac Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed February 28, 2006
File No. 001-07434

Dear Mr. Cloninger:

        We have limited our review of your filing to those issues we have addressed in
our comments. In our comments, we ask you to provide us with information so we may
better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Deferred Policy Acquisition Costs and Policy Liabilities

Policy Liabilities, page II-8

    1. We note that you provide a sensitivity analysis around the entire unpaid policy
        claims liability reserve balance. To aid an investor in understanding the
        variability that is reasonably likely from your estimated loss reserve, please
        provide us, in disclosure-type format, a modified sensitivity analysis which

illustrates reasonably likely changes in the key assumptions used to arrive at management's best estimate and quantify the effect on operations and financial position of reasonably likely changes in those assumptions. Explain why management believes the scenarios quantified are reasonably likely.

2. Please identify and describe those key assumptions that materially affect the estimate of the unpaid policy claims liability reserve. For example, significant assumptions could be those assumptions that involved the greatest amount of judgment or those assumptions that have the greatest financial impact on the loss reserve balance. In addition please disclose the following:
   a. For each of your key assumptions quantify and explain what caused them to change historically over the periods presented.
   b. Discuss whether and to what extent management has adjusted each of the key assumptions used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kriss Cloninger III
Aflac Incorporated
May 19, 2006
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant